Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2.	Date of Material Change

October 24, 2013

Item 3.	News Release

The press release was disseminated through the services of CNW Group.

Item 4.	Summary of Material Change

The Company announced that further to its news release on September 30, 2013, the Court of Appeal has dismissed the appeal of Hector Davila Santos (“Hector Davila”) and Minerales y Minas Mexicanas, S.A. de C.V. (“MMM”).

Item 5.	Full Description of Material Change

	5.1	Full Description of Material Change

See Schedule “A” attached hereto.

	5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

October 24, 2013

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

NYSE – AG	October 24, 2013
TSX – FR
Frankfurt – FMV

Appeal Against First Majestic Dismissed

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce that further to its news release on September 30, 2013, the Court of Appeal has dismissed the appeal of Hector Davila Santos (“Hector Davila”) and Minerales y Minas Mexicanas, S.A. de C.V. (“MMM”).

As previously announced, on April 24, 2013 the Supreme Court of British Columbia awarded judgment of US$93.84 million in favour of First Majestic in the litigation against Hector Davila and MMM. This judgment was subsequently appealed by Hector Davila and MMM. On June 27, 2013, the Court of Appeal for British Columbia ordered Hector Davila and MMM to post security for the unpaid trial judgment in the amount of US$79 million, (being the approximate difference between the judgment amount of US$93.84 million, less the funds of CDN$14.85 million previously received by First Majestic) or in the alternative to post a letter of credit in that amount within 90 days of the order, with liberty to apply for further directions on the form of security, if necessary. As Hector Davila and MMM did not post security or provide a letter of credit, the Company applied for an order dismissing their appeal. On October 23, 2013, the Company received the Court of Appeal’s Reasons for Judgment dismissing their appeal (“the Dismissal Order”). Hector Davila and MMM have seven days from the date of the Dismissal Order in which to initiate an application to vary or discharge the Dismissal Order.

Judgment against Hector Davila and MMM should not be regarded as final until such time as all avenues for appeal have been exhausted and the Company cautions that even if the results of all such appeals are in the Company's favour it may have to take additional action in Mexico and/or Canada to try to recover the unpaid portion of the judgment. The outcome of any such action is not presently determinable.

First Majestic is a mining company focused on silver production in México and is aggressively pursuing its business plan of becoming a senior silver producer through the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its aggressive corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: additional court proceedings and recovery of judgment amounts.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendants’ assets to satisfy the judgment amount.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.